SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FPSO Cidade de Vitória kicks production

(Rio de Janeiro, November 19, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that vessel-platform FPSO Cidade de Vitória has been put online, marking the inauguration of Module II of the development of the Golfinho Field, in the Espírito Santo Sea.

Initially, the FPSO Cidade de Vitória will produce approximately 20,000 barrels per day of light oil (28° API), of higher commercial value, with the interconnection of well 7-GLF-16-ESS. By year’s end, the forecast is that two more producer wells will be interconnected and that the platform’s production will surge to 70,000 barrels per day.

When the FPSO’s peak production is reached, as foreseen for the first half of 2008, Espírito Santo’s production is expected to top-out at 200,000 barrels per day, up from the current 120,000 barrels per day.

The vessel-platform is capable of processing 100,000 barrels of oil and is anchored at a water depth of 1,386 m, nearly 50 km of the Espírito Santo coast.

The unit will be connected to four oil-producing wells, to two gas-producing wells, and to three water-injector wells. Oil production will flow through relief vessels, while the gas will be transported over a submarine gas pipeline to the Cacimbas Gas Treatment Unit, in Linhares-ES.

FPSO Cidade de Vitória going into production allows for an increase in higher-commercial value light oil participation in the company’s portfolio, an important step for Petrobras to achieve the production goals its Strategic Plan calls for.

The Golfinho field, located in the Espírito Santo Basin, is a deepwater light oil reserve. Discovered in July 2003, the field was declared commercial in January 2004 and production was kicked-off there, in the testing phase, in February 2006. Module 1 went online, with FPSO Capixaba, in May last year.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.